


John Ballard

Advisor * Board Member * Investor

Santa Cruz, California, United States · **Contact info**

441 connections

 **Lost Coast Ventures**

 **Humboldt State University**

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About

Specialties: Strategic Planning and Direction · Turnarounds · M & A · Integrations · Finance
Sales and Marketing · New Product Development · Organizational Development ·
International Business · Six Sigma · Lean · Non-Profit Oversight · Angel Investment · Mentoring

 **Board Member, CEO**
Lost Coast Ventures · Part-time
Apr 2022 – Present · 1 yr 7 mos
California, United States

 **Board Member, Treasurer**
Santa Cruz Local · Part-time
Jul 2022 – Present · 1 yr 4 mos
Santa Cruz, CA

Skills: Process Improvement · Business Strategy · Project Management · Team Leadership

 **Board Member, Treasurer**
New Way Homes · Part-time
Sep 2021 – Present · 2 yrs 2 mos
Santa Cruz, California, United States

Affordable Housing Developer

 **Strategic Advisor**
SPX Corporation · Contract
Mar 2021 – Present · 2 yrs 8 mos
California, United States


President
SPX Communication Technologies
May 2011 - Mar 2021 · 9 yrs 11 mos
Charlotte, NC


TCI
12 yrs 8 mos

 **President**
Mar 2001 - May 2011 · 10 yrs 3 mos

 **President & CEO**
Oct 1998 - Mar 2001 · 2 yrs 6 mos


TCI
6 yrs 1 mo

 **Chief Operating Officer**
1996 - 1998 · 2 yrs

 **CFO, COO**
1992 - 1996 · 4 yrs

Education


Humboldt State University
B.A.


Cal Poly Humboldt


Colorado State University
M. Ed.